UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.r.l.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors)

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B14.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. As more specifically outlined below, the information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Item 1.	Summary Term Sheet.

This information is set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” and is incorporated herein by reference.

Item 2.	Subject Company Information.

This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning the Company,” “THE TENDER OFFER — Terms of the Offer” and “THE TENDER OFFER — Price Range of Ordinary Shares and ADSs; Dividends” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning Parent and Purchaser” and “Schedule I— Directors and Executive Officers of the Purchaser and Parent” and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “THE TENDER OFFER — Terms of the Offer,” “THE TENDER OFFER — Withdrawal Rights,” “THE TENDER OFFER — Procedure for Tendering Ordinary Shares and ADSs,” “THE TENDER OFFER — Acceptance for Payment and Payment for Ordinary Shares and ADSs,” “THE TENDER OFFER — Certain Tax Consequences of the Offer” and “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations” and is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

This information is set forth in the sections of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning Parent and Purchaser,” “THE TENDER OFFER — Background of the Offer; Past Contacts or Negotiations with the Company” and “THE TENDER OFFER — The Tender Offer Agreement; Other Agreements” and is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations,” “THE TENDER OFFER — Purpose of the Offer; Plans for the Company” and “THE TENDER OFFER — The Tender Offer Agreement; Other Agreements” and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET” and “THE TENDER OFFER — Source and Amount of Funds” and is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning Parent and Purchaser” and is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

This information is set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Fees and Expenses” and is incorporated herein by reference.

Item 10.	Financial Statements.

The financial statements of Purchaser and Parent and pro forma financial information disclosing the effect of the transaction are not material to the Offer. The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET — Is your financial condition relevant to my decision to tender my Ordinary Shares or ADSs in the Offer?” is incorporated herein by reference.

Item 11.	Additional information.

This information is set forth in the sections of the Offer to Purchase entitled “SUMMARY TERM SHEET,” “THE TENDER OFFER — Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations,” “THE TENDER OFFER — Certain Information Concerning Parent and Purchaser,” “THE TENDER OFFER — The Tender Offer Agreement; Other Agreements” and “THE TENDER OFFER — Certain Legal Matters; Regulatory Approvals” and is incorporated herein by reference. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are also incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.

(a)(1)(B)	Form of ADS Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Form of Share Form of Acceptance.

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(b)(1)	Commitment Letter, dated as of December 19, 2013, by and between Jazz Pharmaceuticals and Barclays Bank PLC.

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.

(d)(4)	Form of Consultancy Agreement.

(d)(5)	Form of Retention and Amendment Agreement.

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.r.l.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: December 23, 2013

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.

(a)(1)(B)	Form of ADS Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Form of Share Form of Acceptance.

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(b)(1)	Commitment Letter, dated as of December 19, 2013, by and between Jazz Pharmaceuticals and Barclays Bank PLC.

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.

(d)(4)	Form of Consultancy Agreement.

(d)(5)	Form of Retention and Amendment Agreement.

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.